Ms. Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3030

Washington D.C. 20549

July 25, 2014

Re:	IMAX Corporation (the “Company”)
Staff comment letter regarding
Form 10-K for the Fiscal-Year ended December 31, 2013
Filed February 21, 2014
File No. 001-35066

Dear Ms. Ravitz,

We are in receipt of your letter dated June 27, 2014 concerning staff comments to the Company’s Form 10-K for the fiscal-year ended December 31, 2013 filed February 21, 2014 (the “2013 10-K”). Please find below responses to the questions and concerns you have raised. For ease of reference, we have organized our response by repeating your comments.

SEC Comment:

1.	We note your disclosure in the last paragraph on page 42 that greater China “continues to be the company’s second-largest and fastest growing market.” We also note that you refer your investors to your risk factor titled “The Company faces risks in connection with the continued expansion of its business in China.” It appears from that risk factor and the disclosure in the footnote to the financial statements referenced in that risk factor, that some of the risks you described have actually developed into possible challenges for your company. In light of those challenges, please tell us what consideration you have given to enhancing your disclosure regarding known trends and uncertainties relating to your business operations in China. Please refer to Regulation S-K Item 303(a)(3)(ii). In responding to our comment, please address any Chinese regulatory or quasi-regulatory bodies that exert control or influence over the Chinese film industry, your apparent lack of patent protection in China, and current ongoing litigation with your former employee Gary Tsui. Please also enhance your disclosure in future filings as appropriate.

IMAX CORPORATION

110 East 59th St., Suite 2100

New York, NY, USA 10022

t 212.821.0100 f 212.371.7584

www.imax.com

IMAX Response:

We believe that the Management Discussion and Analysis in our 2013 10-K appropriately described all known trends and/or uncertainties that have had or that we reasonably expected to have a material favorable or unfavorable impact on revenues or net income from continuing operations. While we acknowledge a number of significant risks associated with our business in China – risks that we describe in the Risk Factor portion of the 2013 10-K – we do not believe that any of these risks have developed to the extent that further disclosure is required. We also acknowledge that the Company has faced certain challenges in China that are described in the 2013 10-K. However, the Company believes that these challenges are either isolated incidents that do not represent trends in our business or are challenges that are too early in their development to enable the Company to draw any conclusions with respect to whether these represent trends or uncertainties that could have a material impact on the Company’s business in China. Accordingly, though we considered these challenges in preparing our Management Discussion and Analysis for the 2013 10-K, we ultimately concluded that no further disclosure was warranted. Going forward, we will continue to revisit this analysis every quarter and we will enhance and/or revise our disclosure as circumstances require.

The following addresses some of the specific issues you referenced in your comment:

•	Customs Audit – Your comment noted a customs audit of IMAX (Shanghai) Multimedia Technology Co., Ltd. (“IMAX Shanghai”). The audit has not progressed to the point that the Company can draw any reasonable assumptions with respect to the outcome or the ongoing impact of the audit.

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Regulation of the film industry in China – Your comment asked us to address Chinese regulatory or quasi-regulatory bodies that exert control or influence over the Chinese film industry. The film industry in China is a highly-regulated industry, with government officials having a significant role in regulating the number of foreign films permitted to be released in China and the timing of the release of films as well as in reviewing the content of the films themselves. While this level of regulation presents risks for our business, an increasing number of Hollywood IMAX films have been released in China – 12 in 2011, 14 in 2012 and 20 in 2013. As we disclosed in the 2013 10-K, the United States and China entered into an agreement in 2012 to permit 14 additional IMAX or 3D format films to be distributed in China each year (beyond the standard quota of 20 Hollywood films) and to enable the distributors of such films to receive higher distribution fees. In addition, the Company has released an increasing number of local Chinese films to its network in China. While the Chinese government regulates local films as well, it has been very supportive of its local film industry and the Company has had a number of successes with the release of local films. On this basis, the Company has no reasonable basis on which to conclude that uncertainties around the regulation of films in China has had or will have a material impact on its business at this time. Separately, the Company would like to clarify that the distribution of Hollywood IMAX films is done by the studios releasing those films, and not by the Company.

•	“Apparent” lack of patent protection in China – We are uncertain about your comment regarding our “apparent lack of patent protection in China.” The Company has sought, or in some cases, is currently seeking registration in China for its key patents. To that end, as of the date of this letter, the Company owns or licenses 59 patents (granted or pending) in China. While we acknowledge the challenges other companies have faced enforcing patent rights in China, we have not yet experienced any disputes involving our patents in China either with the Chinese government agency regulating patent rights or with any third parties.

•	Litigation against Gary Tsui – The Company’s litigation against Gary Tsui originated from the misappropriation by Mr. Tsui of the Company’s trade secrets during and immediately following the time Mr. Tsui was an employee of the Company in its Mississauga, Ontario headquarters. The Company does not conduct any significant research and development with respect to its business in China, nor does it manufacture any of its products in China, which the Company believes reduces the risk associated with the loss or theft of its intellectual property in China. The Company believes that the circumstances giving rise to its dispute with Mr. Tsui are unique and are not therefore emblematic of any trend with respect to its business or its operations in China. In addition, due to the age of the technology involved, the Company believes that its potential exposure in connection with this matter has not had, nor is reasonably likely to have, any material impact on its business.

SEC Comment:

2.	In this regard, please also tell us whether you have a written agreement representing your joint revenue sharing arrangement with Dalian Wanda Group Co., Ltd. and, if so, tell us where you have filed this agreement or how you determined that you did not need to file it pursuant to the requirements of Item 601(b)(10) of Regulation S-K.

IMAX response:

The Company’s joint revenue sharing arrangement with Dalian Wanda Group Co., Ltd. (“Wanda”) is pursuant to a written agreement between IMAX and Wanda (the “Wanda Agreement”). The Company has not filed the Wanda Agreement pursuant to the requirements of Item 601(b)(10) of Regulation S-K because entry into joint revenue sharing agreements is in the ordinary course of the Company’s business. In addition, the Wanda Agreement is not an agreement on which the Company is substantially dependent. Therefore, we do not believe that the requirements of Item 601(b)(10) of Regulation S-K necessitate the filing of the Wanda Agreement.

SEC comment:

3.	Further, please tell us whether the terms of your joint revenue sharing arrangements with Wanda are generally similar to those described in the second paragraph on page 41 or if unique material terms exist.

IMAX response:

The terms of the Wanda Agreement are generally consistent with the terms described on page 41 of the 2013 10-K. There are variations among the Company’s joint revenue sharing arrangements that occur as a result of the negotiations between the Company and its customers. The variations reflected in the Wanda Agreement fall within the range of variations the Company sees generally in its joint revenue sharing arrangements.

In addition to the above responses, I hereby acknowledge on behalf of IMAX Corporation that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its public filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require clarification or have any further questions, please contact me at (212) 821-0166 or at jsparacio@imax.com. The Company stands ready to assist the Commission in any way possible in connection with the matters addressed in this letter.

Yours truly,

/s/ Joseph Sparacio

Joseph Sparacio

Executive Vice-President

and Chief Financial Officer

cc:	John Simcoe and Ann Tauber, PricewaterhouseCoopers LLP
Jason Lehner, Shearman & Sterling LLP

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